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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES (UNAUDITED)

	2000		2001	2002	2003	2004		Pro Forma 2004
Earnings
Income (loss) before income taxes	7,791		(46,990)	(5,102)	(9,655)	41,474		53,717
Equity in earnings of affiliates	(455)		(250)	(182)	(485)	(646)		(646)
Net interest expense (excluding capitalized interest)	36,230		40,199	42,017	49,877	36,845		47,173
Portion of rent expense under long-term operating leases representative of an interest factor	1,014		783	806	950	994		3,205
Total earnings (loss)	44,580		(6,258)	37,539	40,687	78,667		103,449
Fixed charges
Interest expense (including capitalized interest)	37,498		40,899	42,467	50,288	37,696		48,024
Portion of rent expense under long-term operating leases representative of an interest factor	1,014		783	806	950	994		3,205
Total fixed charges	38,512		41,682	43,273	51,238	38,690		51,229
Ratio of earnings to fixed charges	1.2	x	(1)	(2)	(3)	2.0	x	2.0	x

(1)
Earnings did not cover charges by $47.9 million.

(2)
Earnings did not cover charges by $5.7 million.

(3)
Earnings did not cover charges by $10.6 million.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)